September 21, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Comments on the Registration Statement on Form S-1
Filed September 21, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission on September 21, 2012 (the “Comments”) to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) (the “Registration Statement”).

Based on our conversations with the Staff, Hyster-Yale’s responses to the Comments raised by the Staff are attached hereto as exhibits for your review.

The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to these responses will help facilitate the timely completion of the transaction. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels

Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick

stockholders’ agreement, there are certain changes from the corresponding NACCO provisions, including that holders of Hyster-Yale Class B Common are permitted to transfer their shares to certain limited liability companies in addition to certain trusts, corporations and other family relations; with respect to distributions of the stock of any subsidiary of Hyster-Yale, each holder of Hyster-Yale Class A Common may receive Class A common of such subsidiary and each holder of Hyster-Yale Class B Common may receive Class B common of such subsidiary; there are additional procedures for the nomination and election of directors of Hyster-Yale; and the 80% vote requirement to amend certain provisions of our amended and restated bylaws was expanded to apply to amendments to provisions regarding the order of business at meetings of stockholders and nominations and election of directors. Hyster-Yale’s amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement are described in more detail in “Ancillary Agreements — Stockholders’ Agreement” and “Description of Capital Stock of Hyster-Yale after the Spin-off.”

Why will I receive Hyster-Yale Class A Common and Hyster-Yale Class B Common if I currently own only NACCO Class A Common or NACCO Class B Common?

The NACCO Charter provides that each share of NACCO Class A Common and NACCO Class B Common is equal in respect of rights to dividends and any other distribution in cash, stock or property. Therefore, pursuant to the terms of the NACCO Charter, NACCO is required to distribute one share of Hyster-Yale Class A Common and one share of Hyster-Yale Class B Common for each share of NACCO common stock, whether NACCO Class A Common or NACCO Class B Common. As a result of this requirement for equal distribution, the proportionate interest that NACCO stockholders will have in Hyster-Yale following the spin-off will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hyster-Yale of holders of NACCO Class A Common will increase by approximately 51% while the collective voting power in Hyster-Yale of holders of NACCO Class B Common will decrease by approximately 51%. See “Risk Factors – The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into Class A Common will diminish” and “Risk Factors – The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common.”

Who is entitled to receive shares of our common stock in the spin-off?

Holders of NACCO common stock at the close of business on September 25, 2012, the record date for the spin-off, will be entitled to receive shares of our common stock in the spin-off.

When is the spin-off expected to be completed?

The spin-off is expected to be completed during the third quarter of 2012.

What do I need to do to receive my shares of Hyster-Yale common stock?

You do not need to take any action to receive your shares of our common stock. The shares of our common stock will be distributed on the date of the spin-off to holders of NACCO common stock as of the record date for the spin-off in book-entry form in accordance with Section 170 of the General Corporation Law of the State of Delaware (the “DGCL”).

What if I want to receive certificates representing my shares of Hyster-Yale common stock?

While the shares of our common stock will be distributed in book-entry form, you may request to receive certificates representing your shares of our common stock from our transfer agent.

What will govern my rights as a Hyster-Yale stockholder?

Your rights as a Hyster-Yale stockholder will be governed by Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws. A description of these rights is included in this prospectus under the heading “Description of Capital Stock of Hyster-Yale after the Spin-Off” (page 145). Our amended and restated certificate of incorporation will be substantially in the form attached to this prospectus as Annex A, and our amended and restated bylaws will be substantially in the form attached to this prospectus as Annex B. These documents are substantially comparable to NACCO’s constituent documents.

DESCRIPTION OF CAPITAL STOCK OF HYSTER-YALE AFTER THE SPIN-OFF

The following description of the material terms of our capital stock includes a summary of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective before the spin-off. The following description does not purport to be complete and is qualified by reference to the form of our amended and restated certificate of incorporation and form of our amended and restated bylaws, which are attached as Annex A and Annex B, respectively, to this prospectus and incorporated by reference into this prospectus.

At the time of the spin-off, our authorized capital stock will consist of 160 million shares of common stock (comprised of 125 million shares of our Class A Common and 35 million shares of our Class B Common), par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share. After the consummation of the spin-off, it is anticipated that approximately 16.8 million shares of common stock will be outstanding (comprised of approximately 8.4 million shares of our Class A Common and approximately 8.4 million shares of our Class B Common), and no shares of preferred stock will be outstanding. The number of authorized shares of our common stock is greater than the number of authorized NACCO common stock due in part to the requirement in NACCO’s certificate of incorporation that each holder of NACCO Class A Common and NACCO Class B Common receive one share of both our Class A Common and our Class B Common for each share of NACCO stock, whether Class A or Class B in the distribution, along with having additional shares available to permit us to use our equity as consideration in connection with potential future acquisitions or other growth opportunities, as well as to accommodate permitted conversions from our Class B Common to our Class A Common.

Common Stock

Voting Rights. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common will entitle the holder of the share to one vote on all matters submitted to our stockholders, and each share of our Class B Common will entitle the holder of the share to ten votes on all such matters.

Dividends and Other Distributions. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common and our Class B Common will be equal in respect of rights to dividends and other distributions in our cash, stock or property, except that in the case of dividends or other distributions payable in our stock, including distributions pursuant to split-ups or divisions of our stock, or any other distributions of stock of any subsidiary of ours, which occur after the date of the spin-off, only our Class A Common will be distributed with respect to our Class A Common and only our Class B Common will be distributed with respect to our Class B Common. This provision differs from those in the NACCO certificate of incorporation, which provides that each share of NACCO Class A Common and NACCO Class B Common are equal in respect of rights to dividends and other distributions in cash, stock or property of NACCO. As a result, in the event of a future spin-off of one of our subsidiaries, the Hyster-Yale amended and restated certificate of incorporation enables each holder of our Class A Common to receive one share of the Class A common stock of such subsidiary and each holder of our Class B Common to receive one share of the Class B common stock of such subsidiary. In the case of any consolidation, merger or sale of all or substantially all of our assets as a result of which our stockholders will be entitled to receive cash, stock other securities or other property with respect to or in exchange for their shares of our stock, each holder of our Class A Common and our Class B Common will be entitled to receive an equal amount of consideration for each share of our Class A Common or our Class B Common held by such holder.

Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common. As more fully described below, our Class B Common generally will not be transferable by a stockholder except to or among such holder’s spouse, certain relatives of such holder and of such holder’s spouse, and spouses of such relatives, certain trusts established for their benefit, certain corporations, limited liability companies and partnerships owned by them and certain charitable organizations. These provisions differ from those in the NACCO certificate of incorporation. Holders of NACCO Class B Common do not currently have the ability to transfer their shares to certain limited liability companies, but holders of our Class B Common will be able to do so.

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the transaction is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, after excluding shares controlled by the interested stockholder.

An “interested stockholder” is any person that (1) is the owner of 15% or more of our outstanding voting stock, or (2) is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. Examples of transactions regulated by Section 203 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Special Vote Required for Certain Amendments to Organizational Documents

Certain provisions of the form of our amended and restated certificate of incorporation, such as those set forth in Article V, VI and VII, may not be amended or repealed except by the affirmative vote of the holders of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. Such 80% vote is also required to adopt any provisions inconsistent with any of the provisions of Article I, Sections 1 (time and place of meetings of stockholders), 3 (special meetings of stockholders) and 8 (order of business at meetings of stockholders), Article II, Sections 1 (number and term of office of directors), 2 (vacancies and new directorships), 3 (nominations and election of directors) and 4 (powers of directors) and Article VII (amendments to bylaws) of our amended and restated bylaws. This 80% vote included in our amended and restated bylaws is consistent with the corresponding provision in the NACCO amended and restated bylaws but was expanded to include amendments to the provisions regarding the order of business at meetings of stockholders and nominations and election of directors.

Other Provisions

Certain other provisions of the form of our amended and restated certificate of incorporation and our amended and restated bylaws may also tend to discourage attempts to acquire control of us. These include advance notice requirements for director nominations and stockholder proposals and provisions that prohibit stockholder action being effected by written consent.

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